Mail Stop 4561

June 4, 2007


Peter H. Friedman
President and Chief Executive Officer
LiveWorld, Inc.
4340 Stevens Creek Blvd., Suite 101
San Jose, California  95129

Re:	LiveWorld, Inc.
	Form 10-SB
	File No. 0-26657
      Filed May 15, 2007

Dear Mr. Friedman:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Condition, Liquidity and Capital Resources, page 24
1. In the paragraph preceding the adjusted EBITDA reconciliation table, please revise the disclosure to elaborate on why the reduction in adjusted EBITDA is "directly related to [your] investing in future growth."

Reconciliation of EBITDA to Net Loss, page 27

2. We have read your response to prior comment 18. Please tell us further your basis for using adjusted EBITDA as both a liquidity and performance measure. Refer to questions 8 and 15 of the Frequently
Asked Questions Regarding the Use of Non-GAAP Financial Measures issued June 13, 2003.

3. To the extent that you continue to present adjusted EBITDA as a non-GAAP liquidity measure, please revise to present the three major categories of the statement of cash flows with your non-GAAP disclosure. Refer to question 12 of the Frequently Asked Questions
Regarding the Use of Non-GAAP Financial Measures issued June 13,
2003.

Item 6.  Executive Compensation, page 32

4. Please disclose the comparable companies used in connection with your management compensation changes.

Part II

Item 4.  Recent Sales of Unregistered Securities, page 40

5. Please revise to disclose names or the class of persons that purchased shares on September 11, 2006 and December 22, 2006. If you disclose a class of persons please clarify the number in the class, whether they are accredited or non-accredited investors as defined in
Regulation D, and whether they are affiliated with the company or its officers or directors.

 Note 9. Stockholder` Equity, page F-16

6. We have reviewed your response to comment number 32. Please provide additional information supporting management`s determination that expensing the two initial warrant grants was appropriate under accounting literature. Specifically, tell us why management believes that the fair market value should not be factored into your basis in your investment in the joint venture. Additionally, tell us what value the company received in return for granting these warrants.


Note 12. Certain Relationships and Related Party Transactions, page
F-18

7. We have reviewed your response to prior comment 33. Please tell us your basis under SFAS 95 for recording the cash flows related to the note receivable from your stockholder as a financing activity.

*	*	*

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Amanda Jaffe at 202-551-3473 or Kevin Woody, Accounting Branch Chief, at 202-551-3629 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3495 with any other questions.

Sincerely,



Elaine Wolff
Branch Chief

cc:	Page Mailliard, Esq.
	Wilson Sonsini Goodrich & Rosati, PC

Peter H. Friedman
LiveWorld, Inc.
June 4, 2007
Page 4